Filer: WFS Financial Inc
Pursuant to Rule 425 Filings under the
Securities and Exchange Act of 1933 and
deemed filed pursuant to Rule 14 a-12 of
the Securities and Exchange Act of 1934.

Subject Company: WFS Financial Inc
Commission File No: 000-26458

May 24, 2004

Lisa Capps
 Investor Relations
 Westcorp & WFS Financial
 Phone: (949) 727-1002
 Email: Investor_Relations@WestcorpInc.com

Westcorp to Acquire Outstanding Minority Interest in WFS Financial; Files Application for New Charter

Irvine, CA: Westcorp (NYSE:WES) and WFS Financial (NASDAQ: WFSI) jointly announced today that they had entered into a definitive agreement pursuant to which Westcorp will acquire the outstanding 16% common stock interest of WFS Financial not already owned by Westcorp’s wholly owned subsidiary, Western Financial Bank. The acquisition is structured as a merger of WFS Financial with and into Western Financial Bank, pursuant to which the public holders of shares of WFS Financial common stock will receive 1.11 shares of Westcorp common stock for each share of WFS Financial common stock held by them in a tax-free exchange. Based on the $42.60 closing price of Westcorp common stock on May 21, 2004, the transaction has an indicated value of $47.29 per share of WFS Financial common stock.

The transaction was unanimously approved by the Board of Directors of WFS Financial, based on the recommendation of a special committee of the independent members of the Board of Directors of WFS Financial. In addition, WFS Financial received an opinion from Deutsche Bank Securities Inc. that the exchange ratio is fair, from a financial point of view, to the minority shareholders of WFS Financial. The transaction was unanimously approved by the Boards of Directors of Westcorp and Western Financial Bank based on the recommendation of a special committee of the independent members of the Boards of Westcorp and the Bank. Credit Suisse First Boston LLC acted as financial advisor to the Westcorp special committee. The transaction is subject to, among other closing conditions, the receipt of regulatory approvals and the approval of a majority of WFS Financial’s shareholders, other than shares controlled by Westcorp. The companies expect to close the merger in the fourth quarter of 2004.

“We believe that this transaction makes sense for both companies and their shareholders. Shareholders of both will benefit from enhanced pro forma float and liquidity with a greater amount of shares publicly traded as well as the elimination of duplicative costs required to maintain two separate publicly traded companies under the same corporate umbrella,” said Ernest Rady, Chairman of the Board of Westcorp and WFS Financial. “WFS Financial shareholders will also receive the benefit of earning a dividend on their investment.”

In connection with the merger, Westcorp also announced that it was filing an application with the California Department of Financial Institutions to convert Western Financial Bank’s current federal thrift charter to a California state bank charter. The merger is conditioned upon the conversion of the charter.

“Our current thrift charter was established to offer primarily mortgage loans to consumers. Its regulations limit the amount of consumer and commercial loans an institution can hold,” said Tom Wolfe, President of Westcorp. “We’ve been able to achieve relief from these regulatory limitations by selling automobile contracts to service corporation subsidiaries that are not bound by these regulations. Automobile contracts sold to these subsidiaries are subsequently securitized in the asset-backed securities market. While these transactions are a great source of liquidity for us, we have not been able to fully utilize the liquidity generated by the Bank as a long-term funding mechanism for our automobile contract portfolio.”

“As we have continued to grow our automobile lending and commercial banking businesses, we have from time to time considered other charter options. We have also held numerous discussions with our regulators seeking relief from these limits without success. In recent discussions, we have been encouraged by our current regulators to seek a charter that would better fit our business model. We decided that it would be in our best interest to have a bank charter that didn’t have these restrictions so that we could more fully use our low cost deposits to fund our automobile contracts and commercial loan portfolios. Management and the Board of Directors have concluded that a California state bank charter provides us with a charter that will meet the needs of our California based community bank and our nationwide automobile lending operations. We believe that this strategic decision positions us to have greater funding flexibility and a lower overall cost of funds.”

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Westcorp and WFS Financial, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Westcorp or WFS Financial, Attn: Investor Relations, 23 Pasteur, Irvine, California 92618, Telephone 949.727.1002.

The respective directors and executive officers of Westcorp and WFS Financial and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Westcorp’s directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by Westcorp on April 12, 2004, and information regarding WFS Financial’s directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by WFS Financial on April 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Westcorp is a financial services holding company whose principal subsidiaries are WFS Financial Inc and Western Financial Bank. Westcorp’s common stock is traded on the New York Stock Exchange under the symbol WES.

WFS Financial is one of the nation’s largest independent automobile finance companies. WFS Financial specializes in originating, securitizing, and servicing new and pre-owned prime and non-prime credit quality automobile contracts through its nationwide relationships with automobile dealers. Information about WFS Financial can be found at its web site at http://www.wfsfinancial.com. WFS Financial’s common stock is traded on the Nasdaq National Market under the symbol WFSI.

Westcorp, through its subsidiary, Western Financial Bank, operates 20 retail bank branches and provides commercial banking services in Southern California. Information on the products and services offered by the Bank can be found at its web site at http://www.wfb.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. Forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases, including references to assumptions. Forward-looking statements in this press release relate to Westcorp’s and WFS Financial’s (collectively, the “Companies”) future prospects, developments and business strategies. These statements are subject to uncertainties and factors relating to the Companies’ operations and business environment, all of which are difficult to predict and many of which are beyond their control that could cause actual results to differ materially from those expressed in or implied by these forward-looking statements.

The following factors are among those that may cause actual results to differ materially from the forward-looking statements: changes in general economic and business conditions; interest rate fluctuations, including the effect of hedging activities; the Companies’ financial condition and liquidity, as well as future cash flow and earnings and the level of operating expenses; competition; the effect, interpretation, or application of new or existing laws, regulations, court decisions and significant litigation; and the level of chargeoffs on the automobile contracts that the Companies originate.

A further list of these risks, uncertainties and other matters can be found in the Companies’ filings with the Securities and Exchange Commission. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, the Companies’ actual results may vary materially from those expected, estimated or projected. The information contained in this press release is as of May 24, 2004. The Companies assume no obligation to update any forward-looking statements to reflect future events or circumstances.